Exhibit 99.1

April 30, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the First Quarter 2015

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 42.83% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding its first quarter 2015 financial results, as published on April 30, 2015 in Finland.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

2015 | Q1

CITYCON'S INTERIM REPORT

JANUARY–MARCH 2015

CITYCON

Citycon Q1: Solid start to the year

JANUARY–MARCH 2015

•	Turnover decreased to EUR 60.1 million (Q1/2014: EUR 61.3 million) mainly due to divestments and the weaker Swedish krona that further impacted net rental income which came to EUR 39.8 million (EUR 40.1 million).

•	Net rental income of like-for-like properties increased by EUR 0.8 million, or 2.4%, excluding the impact of the weaker Swedish krona. The growth was especially driven by the Swedish business unit.

•	EPRA Earnings increased by EUR 5.6 million, or 26.0% mainly due to substantially lower direct net financing expenses. EPRA Earnings per share (basic) was EUR 0.046 (EUR 0.049).

•	Earnings per share was EUR 0.05 (EUR 0.06). The reduction was mainly a result of lower net fair value gains of investment properties and higher average number of shares following the share issuances in June–July 2014. On the contrary, net financial expenses were lower by EUR 4.5 million or 32.9% mainly thanks to a lower amount of debt, the weaker Swedish krona and a lower average interest rate.

KEY FIGURES

IFRS based key figures		Q1/2015	Q1/2014	% 1)	2014
Turnover	MEUR	60.1	61.3	-2.0	245.3
Net rental income	MEUR	39.8	40.1	-0.7	169.4
Profit/loss attributable to parent company shareholders	MEUR	27.0	28.6	-5.8	84.5
Earnings per share (basic)	EUR	0.05	0.06	-29.7	0.16
Net cash from operating activities per share	EUR	0.05	0.06	-27.9	0.13
Fair value of investment properties	MEUR	2,801.7	2,744.3	2.1	2,769.1
Loan to Value (LTV)%		40.8	50.3	—	38.6

EPRA based key figures		Q1/2015	Q1/2014	%1)	2014
EPRA Operating profit	MEUR	34.9	35.5	-1.7	149.8
EPRA Earnings	MEUR	27.2	21.6	26.0	99.7
EPRA Earnings per share (basic)	EUR	0.046	0.049	-6.0	0.191
EPRA NAV per share	EUR	2.92	3.04	-4.0	3.01

1)	% is calculated from exact figures and refers to the change between 2015 and 2014.

Citycon Q1/2015  |  01

CEO, MARCEL KOKKEEL:

‘Citycon had a solid start to the year with positive like-for-like net rental income growth of 2.4%, stable valuations and continued strong occupancy. The Swedish portfolio showed a strong performance, while the challenging retail market in Finland continued. The short-term impact of ongoing (re)developments and disposals of non-core assets also weigh on Finnish turnover this year.

Following last year’s substantial financing arrangements, Citycon’s average cost of debt is at an historically low level. For the first quarter, we were able to deliver an EPRA Earnings per share close to last year’s level, which we consider to be a good result given the considerably stronger balance sheet and increased number of shares.

For 2015, we expect market conditions to remain challenging in Finland, but with a strong portfolio of daily shopping in urban locations and a continued focus on operating efficiencies we believe that we can continue to produce a solid set of results. We leave the guidance for 2015 unchanged.’

LIKE-FOR-LIKE NET RENTAL INCOME DEVELOPED POSITIVELY

Citycon’s net rental income decreased by 0.7% and was EUR 39.8 million (EUR 40.1 million). The decrease was mainly attributable to divestments of non-core assets and a weaker Swedish krona, which lowered net rental income by EUR 0.7 million and EUR 0.5 million respectively. Citycon’s turnover came to EUR 60.1 million (EUR 61.3 million), divestments reducing the turnover by EUR 1.1 million and the weaker Swedish krona by EUR 0.8 million. Property operating expenses were 4.1% lower compared to the previous year, the decrease mainly deriving from lower heating and electricity costs.

For the like-for-like portfolio, gross rental income grew by EUR 0.8 million, or 1.6%, and also net rental income developed positively by EUR 0.8 million, or 2.4%. Like-for-like property operating expenses remained relatively flat and increased by 0.3% compared to the previous year. Like-for-like net rental income in shopping centres increased by 2.3% and in supermarkets and shops by 2.8%. Especially larger shopping centres, such as Liljeholmstorget Galleria, Koskikeskus and Rocca al Mare, contributed to the positive development in like-for-like net rental income of shopping centres. Citycon’s largest shopping centre, Iso Omena, is not part of the like-for-like portfolio since Q1/2015 due to the ongoing (re)development. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under (re)development or extension and undeveloped lots.

NET RENTAL INCOME AND TURNOVER BY SEGMENT AND PROPERTY PORTFOLIO

Net rental income					Turnover
MEUR	Finland	Sweden	Baltic Countries and New Business	Total	Total
Q1/2013	24.1	9.4	6.4	39.9	62.9
Acquisitions	—	—	-0.1	-0.1	0.0
(Re)development projects	-0.4	0.2	0.5	0.4	0.0
Divestments	-0.5	-0.3	—	-0.8	-1.4
Like-for-like properties	1.0	0.1	0.1	1.2	0.6
Other (incl. exchange rate difference and IFRIC 21 impact)	0.1	-0.6	0.0	-0.5	-0.7
Q1/2014	24.4	8.8	6.9	40.1	61.3
Acquisitions	—	—	—	—	—
(Re)development projects	-0.4	0.3	—	-0.1	-0.1
Divestments	-0.3	-0.1	-0.3	-0.7	-1.1
Like-for-like properties	-0.1	0.8	0.1	0.8	0.8
Other (incl. exchange rate difference and IFRIC 21 impact)	-0.1	-0.3	0.0	-0.3	-0.8
Q1/2015	23.5	9.6	6.7	39.8	60.1

OCCUPANCY RATE REMAINED STRONG

The economic occupancy rate for Citycon’s portfolio totalled 95.9% (95.5%) and the year-on-year improvement derived mainly from decreased vacancy in shopping centres in Finland and Sweden, as well as in supermarkets and shops in Finland. Compared to the previous quarter, the economic occupancy rate decreased as a result of increased vacancy in Finland and Estonia. The economic occupancy rate for shopping centres was 95.9% (95.8%) and for supermarkets and shops 95.4% (93.1%).

The gross leasable area decreased by 2.4% to 930,940 sq.m. due to divestments of non-core properties. At the period-end, Citycon had a total of 3,013 (3,227) leases, of which the average remaining length was 3.2 (3.4) years.

Citycon Q1/2015  |  02

The average rent per sq.m. increased from EUR 21.7 to EUR 21.8 mainly due to index increments and divestments.

The challenging retail environment in Finland resulted in an overall property portfolio quarterly leasing spread of renewals of -2.9%.

The rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 8.8%.

LEASE PORTFOLIO SUMMARY

		Q1/2015	Q1/2014	Q4/2014	2014
Gross leasable area	sq.m.	930,940	953,390	933,040	933,040
Occupancy rate at end of the period (economic)%		95.9	95.5	96.3	96.3
Average remaining length of lease portfolio at the end of the period	years	3.2	3.4	3.2	3.2
Annualised potential rental value 1)	MEUR	243.1	247.3	243.1	243.1

Average rent	EUR/sq.m.	21.8	21.7	21.6	21.6
Number of leases started during the period	pcs	185	144	184	595
Total area of leases started 2)	sq.m.	44,674	30,696	34,168	122,568
Average rent of leases started 2)	EUR/sq.m.	20.6	18.9	22.1	19.9
Number of leases ended during the period	pcs	330	204	222	724
Total area of leases ended 2)	sq.m.	64,044	37,282	47,826	144,880
Average rent of leases ended 2)	EUR/sq.m.	20.1	22.5	20.1	21.0
Leasing spread of renewals 3)%		-2.9	-10.5	-0.5	-3.4

Net rental yield 4)%		6.3	6.4	6.3	6.3
Net rental yield, like-for-like properties	%	6.6	6.5	6.6	6.6

1)	Includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Refers to leases that are renewed with the same tenant concerning the same premise.
4)	Includes the value of unused building rights.

TENANTS’ SALES IMPACTED BY THE CHALLENGING RETAIL ENVIRONMENT

During the period, total sales in Citycon’s shopping centres decreased by 1% while footfall decreased by 2%, year-on-year. The decrease in sales and footfall derived mainly from the weak retail environment in Finland as well as due to increased competition in some shopping centres in Finland and Estonia. Like-for-like (LFL) shopping centre sales and footfall both decreased by 2%.

SHOPPING CENTRE SALES AND FOOTFALL 1)

Year-on-year, %	Sales	Sales, LFL	Footfall	Footfall, LFL
Finland	-3	-3	-3	-3
Sweden	3	2	0	0
Baltic Countries and New Business	-4	-4	0	0
Shopping centres, total	-1	-2	-2	-2

1)	Sales and footfall figures include estimates.

DECREASING FINANCIAL EXPENSES SUPPORTED EPRA EARNINGS GROWTH

Administrative expenses totalled EUR 5.5 million (EUR 5.1 million). The increase of EUR 0.5 million mainly resulted from higher personnel related expenses and IT expenses. At the end of March, Citycon Group employed a total of 156 (139) persons, of whom 93 worked in Finland, 50 in Sweden, 9 in Estonia, 3 in the Netherlands and 1 in Denmark.

Operating profit came to EUR 35.7 million (EUR 47.6 million), being lower than in the previous year mainly due to a decrease in net fair value gains on investment property.

Net financial expenses decreased by EUR 4.5 million compared to the corresponding period last year to EUR 9.2 million (EUR 13.7 million), mainly as a result of lower amount of debt, the weaker Swedish krona and a clearly lower average interest rate.

Citycon Q1/2015  |  03

Share of profit of joint ventures totalled EUR 3.5 million (EUR 5.0 million). The reduction came mainly from the lower fair value change of the Kista Galleria shopping centre.

Profit for the period came to EUR 26.7 million (EUR 32.7 million). The decrease was mainly as a result of lower net fair value gains and share of profit of joint ventures, offset by substantially lower financial expenses.

STATEMENT OF FINANCIAL POSITION AND CASH FLOW

PROPERTY PORTFOLIO INCREASED IN VALUE

The fair value of investment properties increased by EUR 32.6 million to EUR 2,801.7 million (31 December 2014: EUR 2,769.1 million) due to gross capital expenditure of EUR 23.7 million and net fair value gains of EUR 1.2 million. In addition, exchange rate changes increased the fair value of investments properties by EUR 7.6 million.

Citycon has defined other retail properties (supermarkets and shops) as non-core properties and announced its intention to divest these properties within the next few years, after the completion of value-enhancing activities.

PROPERTY SUMMARY

	31 March 2015			31 December 2014
	No. of properties	Fair value, MEUR	Portfolio,%	No. of properties	Fair value, MEUR	Portfolio,%
Shopping centres, Finland	21	1,526.3	54	21	1,514.1	55
Other retail properties, Finland	23	199.0	7	23	195.9	7
Finland, total	44	1,725.2	62	44	1,710.0	62
Shopping centres, Sweden 1)	9	706.2	25	9	690.3	25
Other retail properties, Sweden	2	19.9	1	2	19.4	1
Sweden, total	11	726.1	26	11	709.7	26
Shopping centres, Baltic Countries and New Business	4	350.4	13	4	349.4	13
Baltic Countries and New Business, total	4	350.4	13	4	349.4	13

Shopping centres, total	34	2,582.8	92	34	2,553.8	92
Other retail properties, total	25	218.9	8	25	215.3	8
Citycon, total	59	2,801.7	100	59	2,769.1	100

1)	Excludes Kista Galleria.

The fair value change of investment properties amounted to EUR 1.2 million (EUR 11.9 million). The company recorded a total value increase of EUR 15.9 million (EUR 25.0 million) and a total value decrease of EUR 14.7 million (EUR 13.1 million). The fair value gain of shopping centres was EUR 1.1 million and for supermarket and shops EUR 0.1 million.

FAIR VALUE CHANGES

MEUR	Q1/2015	Q1/2014	Q4/2014	2014
Finland	-2.7	5.7	-8.3	-15.8
Sweden	3.5	2.9	4.9	13.3
Baltic Countries and New Business	0.4	3.3	5.6	18.1

Shopping centres, total	1.1	13.4	4.2	21.4
Other retail properties, total	0.1	-1.5	-2.0	-5.7
Citycon, total	1.2	11.9	2.2	15.7

The average net yield requirement defined by JLL for Citycon’s entire property portfolio on 31 March 2015 was 6.1% (31 December 2014: 6.1%). The weighted average market rent per sq.m. used for the valuation rose to EUR 25.8 (31 December 2014: EUR 25.2). JLL’s Valuation Statement for the period-end is available on the company’s website.

Citycon Q1/2015  |  04

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 35.4 million (EUR 24.1 million).

CAPITAL EXPENDITURE

MEUR	Q1/2015	Q1/2014
Acquisitions of properties	—	—
Acquisitions of and investments in joint ventures	11.1	8.4
Property development	23.7	15.0
Other investments	0.5	0.7
Total capital expenditure incl. acquisitions	35.4	24.1

Capital expenditure by segment
Finland	22.8	12.7
Sweden	11.3	10.6
Baltic Countries and New Business	0.7	0.1
Group administration	0.6	0.7
Total capital expenditure incl. acquisitions	35.4	24.1

Divestments 1)	5.5	3.1

1)	Excluding divestments transferred into ‘Investment properties held for sale’ -category.

DIVESTMENT OF NON-CORE PROPERTIES CONTINUED

During the reporting period, Citycon divested one non-core residential portfolio in Sweden.

Since the publication of its strategy update in July 2011, the company has divested 26 non-core properties and four residential portfolios for a total value of approximately EUR 117 million.

ACQUISITIONS AND DIVESTMENTS Q1/2015

		Location	Date	Gross leasable area, sq.m.	Price, MEUR
Divestments
Stenungs Torg	Residential portfolio	Gothenburg area, Sweden	4 February	—	5.4

(RE)DEVELOPMENT PROJECTS PROGRESSED AS PLANNED

At the end of the period, the company had two major (re)development projects underway: the Iso Omena extension and (re)development project in Espoo, and the IsoKristiina extension and (re)development project in Lappeenranta.

The estimated investment for the Iso Omena extension project, including partial (re)development of the existing shopping centre, will total approximately EUR 250 million. The first phase (part A) of the project, covering a EUR 120 million investment, will be carried out in partnership with NCC Property Development. The amount of preleased space in the area of the extension stood at approximately 35% at the end of the reporting period. The extended shopping centre will be opened in two phases in Q3/2016 and Q2/2017.

The total investment for the IsoKristiina extension and (re)development project is estimated to be approximately

EUR 110 million. Mutual Pension Insurance Company Ilmarinen will provide its 50% share of the project financing. The pre-leasing rate for the extension increased during the quarter to approximately 85%. The grand opening of the new extended IsoKristiina will be in October 2015.

In January, Citycon also started the construction of a new campus for the Satakunta University of Applied Sciences (SAMK) in its Asema-aukio premises in Pori. The project will secure a strong, long-term tenant for the property and solve the vacancy the property has had in recent years.

Further information on the company’s completed, ongoing and planned (re)developments can be found in the Annual and Sustainability Report 2014.

Citycon Q1/2015  |  05

(RE)DEVELOPMENT PROJECTS COMPLETED IN 2015 AND IN PROGRESS ON 31 MARCH 2015

	Location	Area before and after project completion, sq.m.	Citycon’s (expected) gross investment need, MEUR	Actual gross investments by 31 March 2015, MEUR	Completion
Iso Omena	Helsinki area, Finland	63,300/99,000	182.0	45.6	Q3/2016 and Q2/2017
IsoKristiina	Lappeenranta, Finland	22,400/34,000	56.0	45.4	Q4/2015
Porin Asema-aukio	Pori, Finland	18,800/23,000	40.0	4.5	Q2/2017
Stenungs Torg	Gothenburg area, Sweden	36,400/41,400	18.0	10.6	Q1/2016
Kista Galleria	Stockholm, Sweden	94,600/95,100	6.0	5.9	Q2/2015

SHAREHOLDERS’ EQUITY, LIABILITIES AND CASH FLOW

Equity per share decreased to EUR 2.68 (31 December 2014: EUR 2.78), mainly due to return from the invested unrestricted equity fund of EUR 0.15 per share and the equity ratio to 52.2% (31 December 2014: 54.6%).

At the period-end, the shareholders’ equity attributable to parent company’s shareholders was EUR 1,591.3 million (EUR 1,195.6 million). This figure decreased from the end of 2014 (31 December 2014: EUR 1,650.7 million) by EUR 59.4 million, mainly due to the return from the invested unrestricted equity fund of EUR 89.0 million. On the other hand, the shareholders’ equity was increased by the profit of EUR 27.0 million for the reporting period attributable to parent company’s shareholders.

Liabilities totalled EUR 1,470.8 million (EUR 1,730.9 million), with short-term liabilities accounting for EUR 188.6 million (EUR 285.5 million). Interest-bearing debt showed a year-on-year decrease of EUR 241.3 million to EUR 1,242.1 million. The fair value of interest-bearing debt decreased year-on-year by EUR 239.3 million to EUR 1,252.5 million, mainly as a result of the equity issues.

Net cash from operating activities totalled EUR 27.3 million (EUR 28.3 million) in the reporting period. Net cash used in investing activities totalled EUR -23.2 million (EUR -10.5 million). Capital expenditure related to investment properties, shares in joint ventures and tangible and intangible assets totalled EUR -28.3 million (EUR -16.2 million). Cash flow used in investing activities was partly offset by sales of investment properties totalling EUR 5.1 million (EUR 5.7 million). Net cash from financing activities was EUR -21.4 million (EUR -38.6 million). Return of equity from invested unrestricted equity fund totalled EUR 82.9 million impacted financing cash flow during the first quarter of 2015.

FINANCING UPDATE

During last year, Citycon completed several actions to strengthen its balance sheet and financial position, to reduce the cost of debt and to extend the debt maturities. During Q1/2015, the company conducted no major financing transactions.

KEY FINANCING FIGURES

		31 March 2015	31 March 2014	31 December 2014
Interest bearing debt, fair value	MEUR	1,252.5	1,491.8	1,188.4
Cash	MEUR	17.3	17.0	34.4
Available liquidity	MEUR	388.8	414.2	449.8
Average loan maturity	years	5.6	3.8	5.9
Loan to value (LTV) 1)%		40.8	50.3	38.6
Equity ratio 1)%		52.2	41.9	54.6
Equity ratio (financial covenant > 32.5) 1)%		52.3	41.9	54.8
Interest cover ratio (financial covenant > 1.8)	x	3.4	2.5	3.1
Solvency ratio (financial covenant < 0.65 )	x	0.40	0.50	0.38
Secured solvency ratio (financial covenant < 0.25)	x	0.00	0.00	0.00

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014 which also impacts the LTV, equity ratio and equity ratio as defined in the loan covenant. The change has been applied also to comparison figures.

Interest-bearing debt

The fair value of interest-bearing debt decreased year-on-year by EUR 239.3 million to EUR 1,252.5 million, mainly as a result of the equity issues. The weighted average loan maturity increased year-on-year to 5.6 years, following the refinancing and longer maturities of the new debt.

Citycon Q1/2015  |  06

BREAKDOWN OF LOANS

Financial expenses

Net financial expenses decreased year-on-year by EUR 4.5 million. Financial expenses decreased, mainly as a result of a lower amount of debt, the weaker Swedish krona and a lower average interest rate. The financial income mainly consists of the interest income on the loan to Kista Galleria.

The financial expenses for the period include EUR 1.2 million of indirect financial expenses from fair value revaluations of cross-currency swaps, which are not under IFRS hedge accounting.

The period-end weighted average interest rate decreased clearly year-on-year as a result of the EUR 350 million bond issued in October 2014, the bank debt refinancing and market interest rates that decreased further. The average interest rate decreased also compared to the previous quarter, as new commercial papers were issued and floating rate RCF debt was raised to finance the equity return.

FINANCIAL EXPENSES

		Q1/2015	Q1/2014	Q4/2014
Financial expenses	MEUR	-11.0	-15.5	-13.7
Financial income	MEUR	1.8	1.8	1.9
Net financial expenses	MEUR	-9.2	-13.7	-11.8
Weighted average interest rate, incl. interest rate swaps	%	3.15	4.03	3.28
Year-to-date weighted average interest rate, incl. interest rate swaps	%	3.45	4.08	3.91

Financial risk management

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure and applies hedge accounting when marking these swaps to market in the balance sheet. Changes in fair values are reported under other comprehensive income, taking the tax effect into account. Citycon also has cross currency swaps to effectively convert EUR debt in to SEK debt. Changes in fair values are reported in the profit and loss statement as hedge accounting is not applied.

The currency transaction risk with profit and loss impact is fully hedged according to the treasury policy.

FINANCIAL RISK MANAGEMENT

		Q1/2015	Q1/2014	Q4/2014
Average interest-rate fixing period	years	5.0	3.6	5.6
Interest rate hedging ratio	%	83.7	82.1	88.0

Citycon Q1/2015  |  07

FINANCIAL PERFORMANCE OF BUSINESS UNITS

Citycon’s business operations are divided into three business units: Finland, Sweden, and Baltic Countries and New Business. The business units are further subdivided into clusters. At the end of the reporting period the Finnish unit was composed of 4 clusters, the Swedish unit of 3 and the Baltic Countries and New Business unit of 1 cluster.

Finland – divestments and on-going (re)development projects lowered net rental income

Citycon’s net rental income from Finnish operations decreased by 3.7% compared to the previous year and totalled EUR 23.5 million (EUR 24.4 million). This was mainly a result of successful divestments of non-core assets in 2014 as well as on-going (re)development projects, which decreased net rental income by EUR 0.7 million in total. Despite the challenging market situation, net rental income in Finnish like-for-like properties remained relatively stable and decreased slightly by 0.4% compared to the previous year.

The gross leasable area of 550,440 sq.m. (563,390 sq.m.) decreased due to the divestment of 8 supermarket and shop properties and resulted in an annualised potential rental value of EUR 149.7 million.

The average rent for new lease agreements was lower than the average rent for the ended leases, due to terminated leases in the Iso Omena shopping centre due to the (re)development. Also leases were renewed at lower levels. The average rent per sq.m. rose from EUR 22.7 to EUR 22.8, mainly thanks to index increments. The economic occupancy rate increased to 95.3% (94.7%) mostly due to decreased vacancy in supermarkets and shops.

KEY FIGURES, FINLAND

		Q1/2015	Q1/2014	Q4/2014	2014
Gross rental income	MEUR	34.3	35.7	34.7	141.3
Net rental income	MEUR	23.5	24.4	25.9	103.0

Gross leasable area	sq.m.	550,440	563,390	546,140	546,140
Occupancy rate at end of the period (economic)%		95.3	94.7	95.6	95.6
Average remaining length of lease portfolio at the end of the period	years	3.4	3.7	3.4	3.4
Annualised potential rental value	MEUR	149.7	151.8	148.7	148.7

Average rent	EUR/sq.m.	22.8	22.7	22.6	22.6
Number of leases started during the period	pcs	117	88	126	408
Total area of leases started	sq.m.	28,272	19,127	22,453	87,433
Average rent of leases started	EUR/sq.m.	21.5	18.2	21.7	19.0
Number of leases ended during the period	pcs	158	156	103	472
Total area of leases ended	sq.m.	39,628	27,842	31,623	109,133
Average rent of leases ended	EUR/sq.m.	22.4	23.1	20.2	20.9

Net rental yield	%	6.2	6.4	6.2	6.2
Net rental yield, like-for-like properties	%	6.7	6.7	6.7	6.7

Fair value of investment properties	MEUR	1,725.2	1,684.3	1,710.0	1,710.0
Weighted average yield requirement	%	6.1	6.2	6.1	6.1
Weighted average market rents	EUR/sq.m.	27.2	26.9	26.5	26.5

Citycon Q1/2015  |  08

Sweden – Like-for-like net rental income growth continued strong

The company’s net rental income from Swedish operations developed positively, increasing by 8.8% to EUR 9.6 million (EUR 8.8 million). Excluding the impact of the weakened Swedish krona, net rental income from the Swedish operations increased by EUR 1.3 million compared to the corresponding period in 2014. In addition, net rental income from like-for- like properties grew by EUR 0.8 million, or 10.5%, thanks to strong net rental income development from several shopping centres. Divestments reduced net rental income by EUR 0.1 million.

The gross leasable area of 252,900 sq.m. (254,500 sq.m.) decreased due to the divestment of residentials in Stenungs Torg, which together with the weakened Swedish krona resulted in an annualised potential rental value of EUR 60.6 million.

The average rent level for new lease agreements was higher than the average rent level for ended lease agreements mostly due to the aforementioned divestment and renewed lease agreements.

The average rent per sq.m. decreased to EUR 19.9 due to the weakened Swedish krona. The economic occupancy rate increased to 96.1% (95.3%), due to improved occupancy rates e.g. in Liljeholmstorget Galleria and Högdalen Centrum.

KEY FIGURES, SWEDEN

		Q1/2015	Q1/2014	Q4/2014	2014
Gross rental income	MEUR	14.6	14.2	14.7	57.9
Net rental income	MEUR	9.6	8.8	9.2	38.9

Gross leasable area	sq.m.	252,900	254,500	259,300	259,300
Occupancy rate at end of the period (economic)%		96.1	95.3	96.1	96.1
Average remaining length of lease portfolio at the end of the period	years	2.9	3.0	3.0	3.0
Annualised potential rental value	MEUR	60.6	61.9	62.4	62.4

Average rent	EUR/sq.m.	19.9	20.2	20.0	20.0
Number of leases started during the period	pcs	60	42	46	142
Total area of leases started	sq.m.	12,433	9,623	9,362	28,809
Average rent of leases started	EUR/sq.m.	19.7	20.0	23.1	20.5
Number of leases ended during the period	pcs	154	34	43	138
Total area of leases ended	sq.m.	19,023	7,358	4,730	19,997
Average rent of leases ended	EUR/sq.m.	14.7	19.3	30.3	22.4

Net rental yield	%	5.7	5.6	5.6	5.6
Net rental yield, like-for-like properties	%	5.6	5.5	5.5	5.5

Fair value of investment properties	MEUR	726.1	714.5	709.7	709.7
Weighted average yield requirement	%	5.7	5.9	5.7	5.7
Weighted average market rents	EUR/sq.m.	24.8	25.1	24.3	24.3

Citycon Q1/2015  |  09

Baltic Countries and New Business – Positive development for like-for-like net rental income

Net rental income from the Baltic Countries and New Business operations decreased by 2.6% to EUR 6.7 million mainly due to the divestment of the non-core shopping centre Mandarinas at the end of 2014. On the other hand, like-for-like net rental income developed positively and increased by 1.0% compared to the previous year.

The gross leasable area of 127,600 sq.m. (135,500 sq.m.) decreased due to the aforementioned divestment which, offset by index increments, resulted in a slightly decreased annualised potential rental value of EUR 32.8 million. The average rent per sq.m. increased to EUR 21.5, mostly due to indexation, new lease agreements and the divestment.

The average rent level for new lease agreements was lower than the average rent for the ended lease agreements, mostly due to some terminated retail leases in Estonia. The economic occupancy rate decreased to 97.9% (99.6%).

KEY FIGURES, BALTIC COUNTRIES AND NEW BUSINESS

		Q1/2015	Q1/2014	Q4/2014	2014
Gross rental income	MEUR	8.1	8.2	8.0	32.8
Net rental income	MEUR	6.7	6.9	6.4	27.5

Gross leasable area	sq.m.	127,600	135,500	127,600	127,600
Occupancy rate at end of the period (economic)%		97.9	99.6	99.3	99.3
Average remaining length of lease portfolio at the end of the period	years	3.0	3.2	3.0	3.0
Annualised potential rental value	MEUR	32.8	33.6	32.0	32.0

Average rent	EUR/sq.m.	21.5	20.7	21.0	21.0
Number of leases started during the period	pcs	8	14	12	45
Total area of leases started	sq.m.	3,970	1,947	2,354	6,326
Average rent of leases started	EUR/sq.m.	17.4	21.0	22.1	29.3
Number of leases ended during the period	pcs	18	14	76	114
Total area of leases ended	sq.m.	5,393	2,083	11,473	15,750
Average rent of leases ended	EUR/sq.m.	22.4	25.7	15.7	19.9

Net rental yield	%	8.0	8.2	8.2	8.2
Net rental yield, like-for-like properties	%	8.0	8.1	8.1	8.1

Fair value of investment properties	MEUR	350.4	345.5	349.4	349.4
Weighted average yield requirement	%	7.2	7.3	7.2	7.2
Weighted average market rents	EUR/sq.m.	20.7	20.4	20.6	20.6

BUSINESS ENVIRONMENT

The economic outlook in Citycon’s operating countries remained relatively unchanged during the first quarter of 2015. The macroeconomic environment in Sweden, Estonia and Denmark remained strong, while market conditions continued to be weak in Finland.

In 2015, the European Commission forecasts Euro area GDP growth to reach 1.3%, with Sweden (2.3%), Estonia (2.3%) and Denmark (1.7%) showing stronger growth figures. The GDP growth for Finland (0.8%) is expected to remain modest for a fourth year in a row and is dependent on both the recovery of the country’s export markets as well as domestic demand.

During the reporting period, consumer confidence levels have stayed relatively stable in Citycon’s operating countries. The consumer confidence levels in the Nordics remain positive, while the consumer confidence in Estonia is slightly negative. In general, the Euro area still struggles with negative consumer confidence. During the quarter, consumer prices increased modestly in Sweden and Denmark, while Finland, Estonia and the Euro area showed slightly negative inflation. (Sources: Statistics Finland/Sweden/ Estonia/ Denmark) The unemployment rates are substantially below the Euro area average (11.3%) in all Citycon’s operating countries. (Source: Eurostat)

Retail sales growth for the first two months of 2015 has been strong in Estonia (8.0%) and Sweden (4.8%), positive in Denmark (0.8%) and negative in Finland (-1.6%). (Sources: Statistics Finland/Sweden/ Estonia/ Denmark)

Citycon Q1/2015  |  10

Prime shopping centre rents in Finland remained stable compared to the previous quarter, but decreased slightly year- on-year. In Sweden, year-on-year prime shopping centre rents increased by 2-3%. In Estonia, prime shopping centre rents remained stable in Q1. In Finland, the weak outlook for retail sales limits the rental growth potential going forward and prime rents are expected to remain unchanged. In Estonia, rental growth is expected to remain marginal and occur mainly due to indexation. In Sweden, prime rents are forecasted to increase by approximately 2% in 2015 and are expected to perform better than secondary retail rents in terms of growth. (Source: JLL)

In Finland, the first quarter of 2015 continued the increased activity seen on the investment market in 2014. The demand for core assets remains strong and prime shopping centre yields have remained stable. Finnish prime yields are forecasted to stay stable during 2015, while a slight compression is expected for Estonian prime yields due to the shortage of investment grade properties and a more active market environment. The transaction volume of Swedish retail property was around SEK 6.3 billion during the quarter. Prime shopping centre yields have moved in during the last 6 months given strong demand and low supply, as well as continued low interest rates. (Source: JLL)

SUSTAINABILITY

Citycon’s strategy is to be among the forerunners in sustainable shopping centre management. Citycon’s sustainability strategy was updated in 2014 and Citycon has set ambitious targets that extend to 2020.

Citycon improves the energy efficiency of its shopping centres through investments and continuous optimisation measures. During the January-February period, energy consumption (incl. electricity in common areas, heating and cooling) decreased by 13% in like-for-like shopping centres compared to the same period last year. The decrease was a result of active optimisation measures and investments in energy conservation as well as the relatively warm weather in the beginning of the year.

EPRA has acclaimed Citycon’s annual and sustainability report as one of the best in the industry for three years in a row. Citycon has also been honoured with the Green Star status in the GRESB (Global Real Estate Sustainability Benchmark). Citycon’s sustainability strategy, targets and measures are described in detail in the Annual and Sustainability Report 2014.

RISKS

The company’s core risks and uncertainties, along with its main risk management actions and principles, are described in detail in the Annual and Sustainability Report 2014 and in the Financial Statements 2014.

Citycon’s Board of Directors believes there have been no material changes to the risks outlined in the Annual Report. The main risks are associated with property development projects, weaker economic development, rising operating expenses, environment and human related risks, decreasing fair values of investment properties and availability and cost of funding.

GENERAL MEETINGS

Citycon’s Annual General Meeting (AGM) was held in Helsinki, Finland, on 19 March 2015. A total of 422 shareholders attended the AGM either personally or through a proxy representative, representing 83.5% of the total shares and votes in the company.

The AGM adopted the company’s financial statements and discharged the members of the Board of Directors and the Chief Executive Officer from liability for the financial year 2014. The AGM decided that no dividend be paid for the financial year 2014 and that the shareholders are paid an equity repayment of EUR 0.15 per share from the invested unrestricted equity fund. The equity repayment was paid on 30 March 2015.

The AGM resolved the number of members of the Board of Directors at ten. Chaim Katzman, Ronen Ashkenazi, Bernd Knobloch, Arnold de Haan, Kirsi Komi, Andrea Orlandi, Claes Ottoson, Per-Anders Ovin and Ariella Zochovitzky were re-elected to the Board and Rachel Lavine was elected as a new member to the Board of Directors.

Ernst & Young Oy, a firm of authorised public accountants, was re-elected as the auditor of the company for 2015.

Other decisions made by the AGM are reported on the company’s website at www.citycon.com/agm2015. The AGM minutes are also available on this website.

Citycon Q1/2015  |  11

CHANGES IN THE CORPORATE MANAGEMENT

Harri Holmström, Citycon’s Chief Commercial Officer and member of the Corporate Management Committee, left the company at the end of January 2015.

SHARES, SHARE CAPITAL AND SHAREHOLDERS

The company has a single series of shares, with each share entitling to one vote at a General Meeting of shareholders. The shares have no nominal value.

INFORMATION ON SHARES AND SHARE CAPITAL

		Q1/2015	Q1/2014%		2014
Share price, transactions
Low	EUR	2.56	2.46	4.1	2.29
High	EUR	3.24	2.85	13.7	2.92
Average	EUR	2.97	2.64	12.5	2.65
Latest	EUR	3.02	2.58	17.1	2.58
Market capitalisation at period-end	MEUR	1.794.2	1.138.5	57.6	1530.8

Share trading volume
Number of shares traded	million	35.6	25.3	40.7	88.8
Value of shares traded	MEUR	105.7	66.8	58.2	234.9

Share capital and shares
Share capital at period-start	MEUR	259.6	259.6	0.0	259.6
Share capital at period-end	MEUR	259.6	259.6	0.0	259.6

Number of shares at period-start	million	593.3	441.3	34.4	441.3
Number of shares at period-end	million	593.3	441.3	34.4	593.3

During the reporting period, there were no changes in the company’s share capital. At the period-end, the total number of shares outstanding in the company was 593,328,419.

At the period-end, Citycon had a total of 7,260 (8,857) registered shareholders, of which nine were account managers of nominee-registered shares. Holders of the nominee-registered shares held 413.6 million (348.4 million) shares, or 69.7% (79.0%) of shares and voting rights in the company.

Board authorisations and own shares

At the period-end, the Board of Directors of the company had two authorisations granted by the AGM:

•	the Board of Directors may decide on an issuance of a maximum of 60 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 10.1% of all the shares in the company at the period-end. The authorisation will be valid until the close of the next AGM, however, no longer than until 30 June 2016.

•	the Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 30 million shares, which corresponded to approximately 5.1% of all the shares in the company at the period- end. The authorisation will be valid until the close of the next AGM, however, no longer than until 30 June 2016.

During the reporting period, the company or its subsidiaries held no shares in the company.

Shareholder agreements

Gazit-Globe Ltd. and CPP Investment Board European Holdings S.ár.l (CPPIBEH) have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014. More information on the agreement between Gazit Ltd. and CPPIBEH is available in the stock exchange release published by the company on 13 May 2014 and on the company’s website at www.citycon.com/shareholder-agreements.

The company has no knowledge of any other shareholder agreements.

Citycon Q1/2015  |  12

Incentive schemes

Share Plans 2015

Citycon’s Board of Directors decided on 10 February 2015 on two new share-based incentive plans for the group’s key employees, a performance share plan 2015 and a restricted share plan 2015.

The rewards to be paid on the basis of the performance share plan 2015 correspond to the value of an approximate maximum total of 3,558,300 Citycon shares (including also the proportion to be paid in cash). An approximate maximum total of 1,186,100 Citycon shares can be paid on the basis of the performance period 2015–2017 (including also the proportion to be paid in cash).

The rewards to be paid on the basis of the restricted share plan 2015 correspond to the value of an approximate maximum total of 500,000 Citycon shares (including also the cash proportion to be used for taxes and tax-related costs).

More information and terms and conditions of the share plans are available on the company’s website at www.citycon.com/remuneration.

Stock Option Plan 2011

The Board of Directors of Citycon decided on 3 May 2011 to issue stock options to the key personnel of the company and its subsidiaries. The maximum total number of stock options that can be issued is 7,250,000. At the period-end, the subscription ratio of the stock options was 1.3446 (1.1765), thus, the stock options entitled their owners to subscribe to a maximum total of 9,748,350 (8,529,625) new shares in the company or existing shares held by the company.

SHARE SUBSCRIPTION PRICES, RATIOS AND DISTRIBUTED STOCK OPTIONS 2011 ON 31 MARCH 2015

Option category	Subscription price 1)	Subscription ratio	Distributed options	Number of shares which can be subscribed with the distributed options
2011A–D(I)	2,7820 (2,8009)	1,3446	2,250,000	3,025,350
2011A–D(II)	2,8862 (2,9199)	1,3446	1,910,000	2,568,186
2011A–D(III)	2,3804 (2,3419)	1,3446	2,025,000	2,722,815

Total			6,185,000	8,316,351

1)	Each year, the per-share dividends and equity returns, differing from the company’s normal practice, may be deducted from the share subscription price.

SHARE SUBSCRIPTION PERIOD OF THE STOCK OPTIONS 2011

Option category	2011A(I–III)	2011B(I–III)	2011C(I–III)	2011D(I–III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

The stock option plan 2011 is covered in more detail in the company’s Financial Statements 2014. The terms and conditions of stock options 2011 are available on the company’s website at www.citycon.com/options.

EVENTS AFTER THE REPORTING PERIOD

No material events after the reporting period.

Citycon Q1/2015  |  13

OUTLOOK

In 2015, Citycon expects its EPRA Operating profit to change by EUR -8 to 0 million and its EPRA Earnings to change by EUR 6 to 14 million from the previous year. The company forecasts an EPRA EPS (basic) of EUR 0.175–0.195.

These estimates are based on the existing property portfolio as well as on the prevailing level of inflation, the euro-krona exchange rate, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

Helsinki, 29 April 2015

Citycon Oyj

Board of Directors

For further information please contact:

Marcel Kokkeel

CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.com

Eero Sihvonen

CFO, Executive Vice President

Tel. +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.com

Citycon is an owner, developer and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total approximately EUR 3.4 billion and with market capitalisation of EUR 1.8 billion. Citycon is the No. 1 shopping centre owner in Finland and Estonia and among the market leaders in Sweden. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Standard & Poor’s (BBB) and Moody’s (Baa2). Citycon Oyj’s share is listed in NASDAQ Helsinki.

Citycon Q1/2015  |  14

EPRA Performance Measures

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA’s performance measures is available in Citycon’s Financial Statements 2014.

EPRA PERFORMANCE MEASURES

		Q1/2015	Q1/2014%		2014
EPRA Earnings	MEUR	27.2	21.6	26.0	99.7
EPRA Earnings per share (basic) 1)	EUR	0.046	0.049	-6.0	0.191
EPRA Cost Ratio (including direct vacancy costs)%		23.0	25.2	—	19.4
EPRA Cost Ratio (excluding direct vacancy costs)%		20.8	22.6	—	17.7
EPRA NAV per share	EUR	2.92	3.04	-4.0	3.01
EPRA NNNAV per share	EUR	2.50	2.61	-4.2	2.63
EPRA Net Initial Yield (NIY)%		6.0	6.2	—	6.1
EPRA ‘topped-up’ NIY	%	6.0	6.3	—	6.1
EPRA vacancy rate	%	4.1	4.5	—	3.7

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue executed in July 2014.

The following tables present how EPRA Performance Measures are calculated.

EPRA EARNINGS

EPRA Earnings increased by EUR 5.6 million to EUR 27.2 million in the first three months of 2015 from EUR 21.6 million in the corresponding period in 2014. The increase was mainly a result of EUR 5.7 million lower direct financial expenses resulting mainly from the lower amount of debt and lower average interest rate. EPRA Earnings per share (basic) came to EUR 0.046 compared to EUR 0.049 in the corresponding period in 2014, due to the higher number of shares.

MEUR	Q1/2015	Q1/2014%		2014
Earnings in IFRS Consolidated Statement of Comprehensive Income	27.0	28.6	-5.8	84.5
-/+ Net fair value gains/losses on investment property	-1.2	-11.9	-89.9	-15.7
-/+ Net gains/losses on sale of investment property	0.4	-0.2	-245.1	0.3
+ Transaction costs related to investment property disposals	0.0	0.1	-90.0	0.1
Indirect other operating income and expenses
-/+ Fair value gains/losses of financial instruments	1.2	—	—	26.5
-/+ Fair value gains/losses of joint ventures	-3.0	-4.6	-34.4	-12.8
+/- Change in deferred taxes arising from the items above	3.3	6.0	-45.6	13.2
+/- Non-controlling interest arising from the items above	-0.4	3.7	-110.7	3.5
EPRA Earnings	27.2	21.6	26.0	99.7
Issue-adjusted average number of shares, million	593.3	442.7	34.0	521.5
EPRA Earnings per share (basic), EUR	0.046	0.049	-6.0	0.191

Citycon Q1/2015  |  15

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

MEUR	Q1/2015	Q1/2014%		2014
Net rental income	39.8	40.1	-0.7	169.4
Direct administrative expenses	-5.5	-5.0	10.6	-20.6
Direct other operating income and expenses	0.7	0.4	52.7	1.0
EPRA Operating profit	34.9	35.5	-1.7	149.8
Direct net financial income and expenses	-7.9	-13.7	-42.0	-51.0
Direct share of profit/loss of joint ventures	0.5	0.3	35.0	2.1
Direct current taxes	0.0	-0.2	-80.8	-0.3
Change in direct deferred taxes	-0.1	0.0	183.1	0.9
Direct non-controlling interest	-0.1	-0.4	-66.4	-1.6
EPRA Earnings	27.2	21.6	26.0	99.7
EPRA Earnings per share (basic), EUR	0.046	0.049	-6.0	0.191

EPRA COST RATIOS

Citycon’s EPRA Cost Ratio including direct vacancy costs was 23.0% in the first three months of 2015, compared with 25.2% in the same period of the previous year. The improvement in the cost ratio resulted mainly from lower net service charge costs and share of joint venture expenses. EPRA Cost Ratio excluding direct vacancy costs was 20.8% compared with 22.6% a year earlier. The improvement was mainly due to above mentioned items as well as a higher occupancy rate.

MEUR	Q1/2015	Q1/2014%		2014
Include:
Administrative expenses 1)	5.5	5.1	9.1	20.7
Property operating expenses and other expenses from leasing operations less service charge costs 1)	13.5	13.5	-0.1	51.2
Net service charge costs/fees	5.0	5.7	-11.7	16.3
Management fees less actual/estimated profit element	-0.6	-0.4	48.1	-2.0
Other operating income/recharges intended to cover costs less any related profit	-1.3	-1.2	11.0	-4.9
Share of joint venture expenses	1.1	2.5	-57.2	6.4
Exclude:
Ground rent costs	-0.3	-0.5	-30.1	-1.8
Service charge costs recovered through rents but not separately invoiced	-10.9	-10.4	5.0	-42.6
Share of joint venture investment property depreciation, ground rent costs and service charge costs recovered through rents but not separately invoiced	-0.5	-1.2	-60.2	-3.5
EPRA Costs (including direct vacancy costs) (A)	11.5	13.1	-12.5	39.9
Direct vacancy costs	-1.1	-1.4	-20.2	-3.6
EPRA Costs (excluding direct vacancy costs) (B)	10.4	11.8	-11.7	36.3

Gross rental income less ground rent costs	56.6	57.6	-1.7	230.2
Less: service fee and service charge cost components of Gross Rental Income	-10.9	-10.4	5.0	-42.6
Add: share of joint ventures (Gross rental income less ground rent costs less service fees in GRI)	4.2	4.7	-10.7	17.5
Gross Rental Income (C)	49.9	51.9	-3.8	205.1

EPRA Cost Ratio (including direct vacancy costs) (A/C, %)	23.0	25.2	—	19.4
EPRA Cost Ratio (excluding direct vacancy costs) (B/C, %)	20.8	22.6	—	17.7

1)	Administrative expenses are net of costs capitalised of EUR 0.6 million in the first three months of 2015, EUR 0.4 million in the corresponding period in 2014 and EUR 1.5 million in 2014. Citycon’s policy is to capitalise, for example, expenses related to property development projects and major software development projects.

Citycon Q1/2015  |  16

EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

EPRA NAV per share decreased by EUR 0.09 to EUR 2.92 (31 December 2014: EUR 3.01) mainly due to return from the invested unrestricted equity fund. EPRA NNNAV per share decreased by EUR 0.13 to EUR 2.50 (31 December 2014: EUR 2.63), due mainly to the reasons mentioned above and the increased difference between the secondary market price and fair value of bonds and capital loans.

	31 March 2015			31 March 2014			31 December 2014
	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	1,591.3	593,328	2.68	1,195.6	441,288	2.71	1,650.7	593,328	2.78
Deferred taxes from the difference of fair value and fiscal value of investment properties 1)	132.5	593,328	0.22	121.2	441,288	0.27	128.7	593,328	0.22
Fair value of financial instruments	7.6	593,328	0.01	24.7	441,288	0.06	7.1	593,328	0.01
Net asset value (EPRA NAV)	1,731.5	593,328	2.92	1,341.5	441,288	3.04	1,786.5	593,328	3.01

Deferred taxes from the difference of fair value and fiscal value of investment properties 1)	-132.5	593,328	-0.22	-121.2	441,288	-0.27	-128.7	593,328	-0.22
The difference between the secondary market price and fair value of bonds and capital loans 2)	-106.4	593,328	-0.18	-42.9	441,288	-0.10	-91.2	593,328	-0.15
Fair value of financial instruments	-7.6	593,328	-0.01	-24.7	441,288	-0.06	-7.1	593,328	-0.01
EPRA NNNAV	1,484.9	593,328	2.50	1,152.7	441,288	2.61	1,559.5	593,328	2.63

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.
2)	Secondary market price

When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds and capital loans are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds and capital loans are different from this secondary market price. Due to this, in the calculation of this key figure the bond 1/2012, bond 1/2013 and bond 1/2014 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the bond 1/2012 was 107.38% (106.51%), for bond 1/2013 112.28% (104.97%) and for bond 1/2014 106.34% as of 31 March 2015. The difference between the secondary market price and the fair value of the bonds and capital loans was EUR 106.4 million (EUR 91.2 million) as of 31 March 2015.

EPRA NET INITIAL YIELD (NIY) (%) AND EPRA ‘TOPPED-UP’ NIY (%)

EPRA initial yields decreased due to non-core property disposals resulting in lower net rental income, while the fair value of the completed property portfolio increased due to lower yield requirements. It is worth to note that EPRA NIY and EPRA ‘topped-up’ NIY at the end of the first quarter of 2015 and 2014 are not fully comparable due to changes in the completed property portfolio (such as property disposals, and started/completed (re)development projects).

MEUR	31 March 2015	31 March 2014	31 December 2014
Fair value of investment properties determined by the external appraiser	2,788.6	2,738.0	2,763.0
Less (re)development properties, lots, unused building right and properties which valuation is based on the value of the building right	-164.0	-136.9	-160.7
Completed property portfolio	2,624.6	2,601.1	2,602.3
Plus the estimated purchasers’ transaction costs	59.3	58.8	59.0
Gross value of completed property portfolio (A)	2,683.9	2,659.9	2,661.3

Annualised gross rents for completed property portfolio	220.1	227.4	221.9
Property portfolio’s operating expenses	-59.6	-62.4	-60.0
Annualised net rents (B)	160.6	165.0	161.9
Plus the notional rent expiration of rent free periods or other lease incentives	1.4	3.0	1.6
Topped-up annualised net rents ( C)	162.0	168.0	163.5

EPRA Net Initial Yield (NIY) (%) (B/A)	6.0	6.2	6.1
EPRA ‘Topped-Up’ NIY (%) (C/A)	6.0	6.3	6.1

Citycon Q1/2015  |  17

EPRA VACANCY RATE (%)

The EPRA vacancy rate for the entire property portfolio decreased year-on-year mainly due to decreased vacancy in the Finnish supermarkets and shops portfolio, as well as in the Finnish and Swedish shopping centre portfolio.

MEUR	31 March 2015	31 March 2014	31 December 2014
Annualised potential rental value of vacant premises	9.4	10.7	8.6
./. Annualised potential rental value for the whole portfolio	226.7	237.5	230.1
EPRA vacancy rate (%)	4.1	4.5	3.7

Citycon Q1/2015  |  18

Interim Condensed Consolidated Financial

Statements 1 January–31 March 2015

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

MEUR	Note	Q1/2015	Q1/2014%		2014
Gross rental income		57.0	58.1	-1.9	232.0
Service charge income		3.1	3.2	-2.9	13.3
Turnover	3	60.1	61.3	-2.0	245.3
Property operating expenses 3)	4	20.1	21.0	-4.1	74.4
Other expenses from leasing operations		0.2	0.2	-17.7	1.6
Net rental income		39.8	40.1	-0.7	169.4
Administrative expenses		5.5	5.1	9.1	20.7
Other operating income and expenses		0.7	0.4	52.7	1.0
Net fair value gains/losses on investment property		1.2	11.9	-89.9	15.7
Net losses/gains on sale of investment property		-0.4	0.2	-245.1	-0.3

Operating profit		35.7	47.6	-24.9	165.0

Net financial income and expenses		-9.2	-13.7	-32.9	-77.5
Share of profit/loss of joint ventures 1)		3.5	5.0	-29.5	14.9
Profit/loss before taxes		30.1	38.9	-22.7	102.4
Current taxes		0.0	-0.2	-80.8	-0.3
Change in deferred taxes 1)		-3.3	-6.0	-44.9	-12.4
Profit/loss for the period		26.7	32.7	-18.3	89.7

Profit/loss attributable to
Parent company shareholders		27.0	28.6	-5.8	84.5
Non-controlling interest		-0.3	4.1	-106.2	5.2

Earnings per share attributable to parent company shareholders 2)
Earnings per share (basic), EUR	5	0.05	0.06	-29.7	0.16
Earnings per share (diluted), EUR	5	0.05	0.06	-30.2	0.16

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net losses/gains on cash flow hedges		-0.2	-1.0	-84.7	23.7
Income taxes relating to cash flow hedges		0.0	0.2	-84.8	-4.7
Share of other comprehensive income of joint ventures		-0.3	-1.1	-69.8	-3.3
Exchange gains/losses on translating foreign operations		3.0	-1.4	-306.4	-9.7
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		2.5	-3.4	-175.2	6.0
Other comprehensive income for the period, net of tax		2.5	-3.4	-175.2	6.0

Total comprehensive profit/loss for the period		29.2	29.3	-0.4	95.7

Total comprehensive profit/loss attributable to
Parent company shareholders		29.5	25.3	16.4	90.7
Non-controlling interest		-0.3	4.0	-106.3	5.0

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.
2)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue executed in July 2014.
3)	Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015. The change has been applied also to comparison figures.

Citycon Q1/2015  |  19

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS

MEUR	Note	31 March 2015	31 March 2014	31 December 2014
Assets

Non-current assets
Investment properties	6	2,801.7	2,744.3	2,769.1
Investments in joint ventures 1)		199.0	162.7	182.8
Intangible assets and property, plant and equipment		6.0	3.4	5.9
Deferred tax assets		6.0	9.3	5.7
Derivative financial instruments and other non-current assets	9	0.6	0.0	1.7
Total non-current assets		3,013.3	2,919.7	2,965.2

Investment properties held for sale	7	1.8	5.7	7.2

Current assets
Derivative financial instruments	9, 10	1.6	5.4	0.2
Trade and other receivables		29.4	25.3	30.2
Cash and cash equivalents	8	17.3	17.0	34.4
Total current assets		48.2	47.7	64.8

Total assets		3,063.3	2,973.2	3,037.2

Liabilities and shareholders’ equity

Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		-7.6	-24.7	-7.1
Invested unrestricted equity fund	11	752.2	440.1	841.2
Retained earnings 2)	11	456.1	389.6	426.0
Total equity attributable to parent company shareholders		1,591.3	1,195.6	1,650.7
Non-controlling interest		1.2	46.6	1.8
Total shareholders’ equity		1,592.6	1,242.2	1,652.5

Long-term liabilities
Loans	12	1,140.0	1,293.1	1,094.5
Derivative financial instruments and other non-interest bearing liabilities	9, 10	8.6	29.4	6.6
Deferred tax liabilities 1)		133.5	122.9	129.6
Total long-term liabilities		1,282.1	1,445.5	1,230.7

Short-term liabilities
Loans	12	102.1	190.3	83.1
Derivate financial instruments	9, 10	4.6	1.6	2.2
Trade and other payables		81.9	93.6	68.7
Total short-term liabilities		188.6	285.5	154.1

Total liabilities		1,470.8	1,730.9	1,384.8

Total liabilities and shareholders’ equity		3,063.3	2,973.2	3,037.2

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.
2)	Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015. The change has been applied also to comparison figures.

Citycon Q1/2015  |  20

CONDENSED CONSOLIDATED CASH FLOW STATEMENT, IFRS

MEUR	Note	Q1/2015	Q1/2014	2014
Cash flow from operating activities
Profit before taxes		30.1	38.9	102.4
Adjustments		5.6	-2.6	48.3
Cash flow before change in working capital		35.7	36.3	150.7
Change in working capital		-6.7	1.4	-5.3
Cash generated from operations 1)		28.9	37.7	145.4
Paid interest and other financial charges		-2.1	-8.9	-78.7
Interest income and other financial income received		0.6	0.1	0.0
Taxes paid/received		-0.1	-0.5	-0.7
Net cash from operating activities 1)		27.3	28.3	66.0
Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6, 7	0.0	0.0	0.0
Capital expenditure on investment properties, investments in joint ventures, intangible assets and PP&E	6, 7	-28.3	-16.2	-131.0
Sale of investment properties	6, 7	5.1	5.7	29.5
Net cash used in/from investing activities		-23.2	-10.5	-101.5

Cash flow from financing activities
Proceeds from rights and share issue		—	—	401.1
Proceeds from short-term loans	12	71.8	55.1	271.3
Repayments of short-term loans	12	-48.9	-9.1	-203.2
Proceeds from long-term loans	12	43.6	0.0	446.9
Repayments of long-term loans	12	-2.4	-22.4	-801.1
Acquisition of non-controlling interests		0.2	—	-57.0
Dividends and return from the invested unrestricted equity fund	11	-82.9	-60.5	-66.3
Realized exchange rate losses 1)		-2.8	-1.6	41.4
Net cash from/used in financing activities 1)		-21.4	-38.6	33.0

Net change in cash and cash equivalents		-17.3	-20.8	-2.6
Cash and cash equivalents at period-start	8	34.4	38.0	38.0
Effects of exchange rate changes		0.2	-0.1	-1.0
Cash and cash equivalents at period-end	8	17.3	17.0	34.4

1)	Citycon changed the reporting of cash flows in the first quarter of 2014. Realised exchange rate gains and losses have been moved from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to comparison figures.

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS

	Equity attributable to parent company shareholders						Equity
MEUR	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings	attributable to parent company shareholders	Non- controlling interest	Share- holders’ equity, total
Balance at 1 January 2014 1)	259.6	131.1	-22.8	493.0	-10.3	385.6	1,236.2	42.6	1,278.8
Total comprehensive profit/loss for the period			-1.9		-1.4	28.6	25.3	4.0	29.4
Dividends and return from the invested unrestricted equity fund (Note 11)				-53.0		-13.2	-66.2	0.0	-66.2
Share-based payments						0.1	0.1		0.1
Balance at 31 March 2014	259.6	131.1	-24.7	440.1	-11.7	401.1	1,195.6	46.6	1,242.2

Balance at 1 January 2015 1)	259.6	131.1	-7.1	841.2	-19.7	445.7	1,650.7	1.8	1,652.5
Total comprehensive profit/loss for the period			-0.5		3.0	27.0	29.5	-0.2	29.3
Dividends and return from the invested unrestricted equity fund (Note 11)				-89.0			-89.0		-89.0
Share-based payments						0.1	0.1		0.1
Acquisition of non-controlling interests							—	-0.3	-0.3
Balance at 31 March 2015	259.6	131.1	-7.6	752.2	-16.8	472.9	1,591.3	1.2	1,592.6

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.

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Notes to the Interim Condensed

Consolidated Financial Statements

1. BASIC COMPANY DATA

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Sweden and the Baltic Countries and New Business. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 29 April 2015.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the three month period ended on 31 March 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting. The figures are unaudited.

Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015 (effective on 1 January 2014). The EU approved the interpretation in June 2014 to be applied latest in the financial year starting on or after 17 June 2014. The interpretation changed the way company reports property taxes in the interim reports. Citycon operating countries the party who owns the property on the 1st of January is responsible for the property taxes. In accordance with IFRIC 21 Citycon has accounted for the full year property taxes and corresponding further invoiced amount (income) in its result for the period. The change has been applied also to comparison figures and the impact on the operating profit in Q1 2014 was EUR 0.6 million.

Citycon amended its accounting policy regarding deferred taxes according to IFRS Interpretations Committee desicion

15-16 July 2014 in the third quarter of 2014. Deferred tax assets and liabilities are calculated from the difference between the properties´ fair value and residual tax value of the underlying asset. The change has been applied also to comparison figures. The impact of the change on deferred tax liabilities was EUR 59.4 million, on total shareholders’ equity EUR -64.0 million and on profit for the period EUR 4.6 million on investment properties as at 31.12.2013.

Additional information on the accounting policies are available in Citycon’s Financial Statements 2014 under the Notes to the Consolidated Financial Statements: in Note 1 ‘Accounting policies’.

3. SEGMENT INFORMATION

Citycon’s business consists of the regional business units Finland, Sweden and Baltic Countries and New Business.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the turnover, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures’ in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 5.6 million in Q1. Citycon’s management and Board of Directors also follow the performance of Kista Galleria as if it were fully consolidated with Citycon’s net rental income and operating profit. Therefore, in the segment information numbers of Sweden are presented with (Segments) and without (IFRS) Kista Galleria.

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MEUR	Q1/2015	Q1/2014%		2014
Turnover
Finland	35.8	37.2	-3.8	147.7
Sweden	25.4	25.4	-0.1	102.9
Baltic Countries and New Business	9.1	9.3	-1.8	37.2
Total Segments	70.3	71.9	-2.2	287.8
Reconciliation to IFRS	-10.2	-10.6	-3.7	-42.4
Total IFRS	60.1	61.3	-2.0	245.3
Sweden IFRS	15.2	14.8	2.5	60.5

Net rental income
Finland	23.5	24.4	-3.7	103.0
Sweden	16.9	16.3	3.6	69.2
Baltic Countries and New Business	6.7	6.9	-2.6	27.5
Total Segments	47.0	47.5	-1.0	199.6
Reconciliation to IFRS	-7.3	-7.5	-2.6	-30.3
Total IFRS	39.8	40.1	-0.7	169.4
Sweden IFRS	9.6	8.8	8.8	38.9

EPRA Operating profit
Finland	22.8	23.9	-4.6	100.1
Sweden	15.8	15.3	3.2	64.3
Baltic Countries and New Business	6.5	6.7	-3.7	26.1
Other	-3.5	-3.4	0.8	-12.8
Total Segments	41.6	42.5	-2.1	177.7
Reconciliation to IFRS	-6.7	-7.0	-4.1	-28.0
Total IFRS	34.9	35.5	-1.7	149.8
Sweden IFRS	9.1	8.3	9.5	36.4

Net fair value gains/losses on investment property
Finland	-2.7	5.7	—	-15.8
Sweden	12.5	15.8	-21.3	50.5
Baltic Countries and New Business	0.4	3.3	-87.3	18.1
Total Segments	10.2	24.8	-59.1	52.8
Reconciliation to IFRS	-9.0	-12.9	-30.6	-37.1
Total IFRS	1.2	11.9	-89.9	15.7
Sweden IFRS	3.5	2.9	20.0	13.3

Operating profit/loss
Finland	20.1	29.9	-32.7	83.5
Sweden	27.8	31.1	-10.5	114.7
Baltic Countries and New Business	6.9	10.0	-30.9	44.6
Other	-3.4	-3.4	-1.0	-12.6
Total Segments	51.4	67.5	-23.8	230.1
Reconciliation to IFRS	-15.7	-19.9	-21.3	-65.1
Total IFRS	35.7	47.6	-24.9	165.0
Sweden IFRS	12.1	11.1	8.9	49.6

Citycon Q1/2015  |  24

MEUR	31 March 2015	31 March 2014%		31 December 2014
Assets
Finland	1,738.4	1,698.1	2.4	1,720.7
Sweden	1,331.3	1,282.3	3.8	1,299.7
Baltic Countries and New Business	352.9	347.3	1.6	351.0
Other	70.3	45.9	53.3	81.8
Total Segments	3,492.9	3,373.5	3.5	3,459.2
Reconciliation to IFRS	-429.6	-400.3	7.3	-422.0
Total IFRS	3,063.3	2,973.2	3.0	3,037.2
Sweden IFRS	738.0	730.0	1.1	731.0

Liabilities
Finland	20.0	17.8	12.6	20.5
Sweden	35.4	34.6	2.4	46.6
Baltic Countries and New Business	21.6	21.2	1.9	4.6
Other	1,407.4	1,676.1	-16.0	1,331.1
Total Segments	1,484.5	1,749.7	-15.2	1,402.7
Reconciliation to IFRS	-13.7	-18.8	-26.9	-17.9
Total IFRS	1,470.8	1,730.9	-15.0	1,384.8
Sweden IFRS	21.6	15.8	37.2	28.7

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

4. PROPERTY OPERATING EXPENSES

MEUR	Q1/2015	Q1/2014%		2014
Heating and electricity expenses	6.4	7.3	-12.9	23.2
Maintenance expenses	6.2	5.9	4.1	23.9
Land lease fees and other rents	0.3	0.5	-30.1	1.8
Property personnel expenses	0.9	0.7	38.0	2.5
Administrative and management fees	0.5	0.6	-22.5	2.5
Marketing expenses	1.3	1.2	4.0	5.6
Property insurances	0.1	0.1	2.2	0.5
Property taxes	2.4	2.4	0.1	7.4
Repair expenses	1.8	2.0	-13.1	6.1
Other property operating expenses	0.3	0.2	32.4	0.9
Total	20.1	21.0	-4.1	74.4

One property generated no income during the first three months of 2015 (in 2014 one property), while this generated expenses of EUR 0.0 million (EUR 0.0 million).

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5. EARNINGS PER SHARE

		Q1/2015	Q1/2014%		2014
Earnings per share, basic
Profit/loss attributable to parent company shareholders	MEUR	27.0	28.6	-5.8	84.5
Issue-adjusted average number of shares, 1)	million	593.3	442.7	34.0	521.5
Earnings per share (basic) 1)	EUR	0.05	0.06	-29.7	0.16

Earnings per share, diluted
Profit/loss attributable to parent company shareholders	MEUR	27.0	28.6	-5.8	84.5
Profit/loss used in the calculation of diluted earnings per share	MEUR	27.0	28.6	-5.8	84.5
Issue-adjusted average number of shares 1)	million	593.3	442.7	34.0	521.5
Adjustment for stock options	million	2.1	—	—	1.1
Average number of shares used in the calculation of diluted earnings per share	million	595.4	442.7	34.5	522.6
Earnings per share (diluted) 1)	EUR	0.05	0.06	-30.0	0.16

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue executed in July 2014.

6. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On 31 March 2015, the first mentioned category included IsoKristiina in Finland, as well as Stenungs Torg in Sweden. On 31 March 2014, the first mentioned category included IsoKristiina in Finland.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

31 MARCH 2015

	Investment properties	Operative	Investment
	under construction	investment	properties,
MEUR	(IPUC)	properties	total
At period-start	124.2	2,644.8	2,769.1
Investments	6.0	17.0	23.0
Capitalized interest	0.6	0.2	0.8
Fair value gains on investment property	—	15.9	15.9
Fair value losses on investment property	-2.3	-12.3	-14.7
Exchange differences	0.8	6.9	7.6
Transfers between items	—	0.0	0.0
At period-end	129.2	2,672.4	2,801.7

31 MARCH 2014

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	96.6	2,636.8	2,733.5
Investments	5.1	9.3	14.3
Disposals	—	-3.1	-3.1
Capitalized interest	0.2	0.5	0.7
Fair value gains on investment property	1.6	23.4	25.0
Fair value losses on investment property	—	-13.1	-13.1
Exchange differences	-0.7	-6.5	-7.2
Transfers between items	-5.7	—	-5.7
At period-end	97.1	2,647.2	2,744.3

Citycon Q1/2015  |  26

31 DECEMBER 2014

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	96.6	2,636.8	2,733.5
Investments	32.8	59.8	92.6
Disposals	—	-27.7	-27.7
Capitalized interest	1.3	1.9	3.2
Fair value gains on investment property	2.8	62.1	64.9
Fair value losses on investment property	-0.1	-49.2	-49.3
Exchange differences	-3.8	-37.1	-40.9
Transfers between items	-5.4	-1.8	-7.2
At period-end	124.2	2,644.8	2,769.1

An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, occupancy rate, operating expenses and yield requirement form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement, %			Weighted average market rents, EUR/sq.m.
	31 March 2015	31 March 2014	31 December 2014	31 March 2015	31 March 2014	31 December 2014
Finland	6.1	6.2	6.1	27.2	26.9	26.5
Sweden	5.7	5.9	5.7	24.8	25.1	24.3
Baltic Countries and New Business	7.2	7.3	7.2	20.7	20.4	20.6
Average	6.1	6.2	6.1	25.8	25.6	25.2

7. INVESTMENT PROPERTIES HELD FOR SALE

On 31 March 2015, the Investment Properties Held for Sale comprised one residential property in Finland. These transactions are expected to be finalised during second quarter in 2015. On 31 December 2014, the Investment Properties Held for Sale comprised residential units in Stenungs Torg in Sweden and one residential property in Finland. Residential units in Stenungs Torg in Sweden transaction was finalised February 2015.

MEUR	31 March 2015	31 March 2014	31 December 2014
At period-start	7.2	2.3	2.3
Disposals	-5.5	-2.3	-0.3
Exchange differences	0.1	—	—
Transfers from investment properties	0.0	5.7	5.2
At period-end	1.8	5.7	7.2

8. CASH AND CASH EQUIVALENTS

MEUR	31 March 2015	31 March 2014	31 December 2014
Cash in hand and at bank	17.3	17.0	34.4
Other bank deposits	—	0.0	0.0
Total	17.3	17.0	34.4

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists of pledged cash accounts related to rental guarantees and redevelopment projects.

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9. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

CLASSIFICATION OF FINANCIAL INSTRUMENTS AND THEIR CARRYING AMOUNTS AND FAIR VALUES

	31 March 2015		31 March 2014		31 December 2014
MEUR	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
I Financial assets at fair value through profit and loss
Derivative financial instruments	1.6	1.6	5.4	5.4	1.9	1.9
II Derivative contracts under hedge accounting
Derivative financial instruments	—	—	—	—	—	—

Financial liabilities
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	264.1	264.1	826.9	830.1	199.9	199.9
Bond 1/2009	0.0	0.0	23.0	23.1	—	—
Bond 1/2012	138.2	138.4	138.0	138.4	138.1	138.4
Bond 1/2013	495.9	500.0	495.2	500.0	495.7	500.0
Bond 1/2014	344.0	350.0	—	—	343.9	350.0
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	6.8	6.8	0.3	0.3	3.0	3.0
III Derivative contracts under hedge accounting
Derivative financial instruments	5.3	5.3	29.9	29.9	5.2	5.2

The principles for determining the fair values of financial instruments

Citycon applies IFRS valuation principles when determining the fair value of financial instruments. The following presents the principles for determining the fair values of all financial assets and liabilities.

Derivative financial instruments

Derivative financial instruments are initially measured at cost in the statement of financial position and subsequently re-measured at their fair value on each balance-sheet date. The fair value of interest rate swaps is calculated using the present value of estimated future cash flows. The fair value of Citycon’s interest rate derivatives is determined by the counterparty banks based on customary valuation techniques used by market participants in the OTC derivative market. An interest rate curve is determined based on observable market rates. The curve is used to determine future interest payments, which are then discounted to present value.

The fair value of a forward agreement is based on the difference between the exchange rate of the agreement and the prevailing exchange rate fixing on each balance-sheet date as well as the currency basis spreads between the respective currencies. The fair value of derivative financial instruments is the estimated amount that Citycon would receive or pay to settle the related agreements. The fair value of foreign exchange derivative contracts is based on quoted market prices.

The fair value of both interest rate and foreign exchange derivative financial instruments corresponds to level 2 of the fair value hierarchy according to IFRS13.72-90. For financial instruments that are recognised at fair value on a recurring basis, Citycon determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the period there was no transfers between the levels of the fair value hierarchy.

Loans from financial institutions

Citycon’s loans from financial institutions are floating rate loans which have a fair value equal to the nominal amount of the loan. The fair value of loans from financial institutions corresponds to level 2 according to IFRS13.72-90.

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Bond 1/2012, bond 1/2013 and bond 1/2014

The bonds 1/2012, 1/2013 and 1/2014 are fixed rate loans which has fair values equal to the nominal amount of the loans. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees for the bonds and for the 1/2013 and 1/2014 bonds also the unamortised reoffer discount. The fair value of the bonds corresponds to level 1 according to IFRS13.72-90.

10. DERIVATIVE FINANCIAL INSTRUMENTS

	31 March 2015		31 March 2014		31 December 2014
MEUR	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year	0.0	0.0	107.1	-1.3	—	—
1-2 years	0.0	0.0	65.0	-2.3	—	—
2-3 years	59.2	-5.3	161.5	-9.4	58.6	-5.2
3-4 years	0.0	0.0	139.7	-9.9	—	—
4-5 years	0.0	0.0	100.4	-7.0	—	—
over 5 years	0.0	0.0	—	—	—	—
Subtotal	59.2	-5.3	573.7	-29.9	58.6	-5.2

Cross currency swaps
Maturity:
over 5 years	150.0	-2.2	—	—	150.0	0.8
Subtotal	150.0	-2.2			150.0	0.8

Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	309.8	-3.0	425.4	5.1	312.6	-2.0
Total	519.0	-10.5	999.1	-24.8	521.2	-6.3

The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk.

The fair values include foreign exchange rate loss of EUR 3.6 million (loss EUR 0.9 million) which is recognised in the statement of comprehensive income under net financial income and expenses.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 59.2 million (EUR 573.7 million). The change in fair values of these derivatives, EUR -4.2 million (EUR -23.9 million) is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR -0.3 million (EUR -1.1 million) have been recognised in ‘Share of other comprehensive income of joint ventures’ from interest rate swaps hedging the Kista Galleria loan.

Citycon also has cross currency swaps to effectively convert EUR debt in to SEK debt. Changes in fair values are reported in the profit and loss statement as hedge accounting is not applied.

11. DIVIDENDS AND RETURN FROM THE INVESTED UNRESTRICTED EQUITY FUND

In accordance with the proposal by the Board of Directors, the Annual General Meeting held on 19 March 2015 decided on no dividend be paid for the financial year 2014 (EUR 0.03 for the financial year 2013) and EUR 0.15 per share was decided to be returned from the invested unrestricted equity fund (EUR 0.12 for the financial year 2013). Equity return was EUR 89.0 million in total for the financial year 2014 (EUR 66.2 million for the financial year 2013).

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12. LOANS

During the first quarter of 2015 the outstanding commercial papers increased by an amount of EUR 18.0 million.

During the period, the company has drawn EUR 44.0 million from the revolving credit facility.

On top of the financial covenants, Citycon’s debt financing agreements have other customary restrictive clauses. These include negative-pledge and change-of-control clauses. With respect to the negative pledge, Citycon’s loan agreements limit the maximum amount of secured indebtedness to 7.5% of the total financial indebtedness of the group. Change of control provisions are associated with a situation wherein a person or group of persons acting in concert would hold more than 50% of the voting rights of Citycon and such change of control would, (i) in respect of the debt financing agreements, impose an obligation for the company to commence negotiations with the relevant lenders on an alternative basis for the continuation of financing or, alternatively, to repay the loans in question and, (ii) in respect of the debt securities, entitle the debt security holders to require the company to redeem such securities. Both clauses are subject to the applicable grace periods and possible waivers.

13. CONTINGENT LIABILITIES

MEUR	31 March 2015	31 March 2014	31 December 2014
Mortgages on land and buildings	—	10.2	—
Bank guarantees	69.0	51.5	66.2
Capital commitments	225.4	209.0	244.7

On 31 March 2015, Citycon had capital commitments of EUR 225.4 million (EUR 209.0 million) relating mainly to on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

14. RELATED PARTY TRANSACTIONS

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, minority companies; Board members; CEO and other Corporate Management Committee members and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 42.8% on 31 March 2015 (31 March 2014: 49.3%).

During the first three months of 2015 and 2014, Citycon had no significant transactions with Gazit-Globe Ltd.

Purchases of services

Citycon paid expenses of EUR 0.0 million to Gazit-Globe Ltd. and its subsidiaries (no expenses in 2014) and invoiced EUR 0.0 million expenses forward to Gazit-Globe Ltd. and its subsidiaries (no expenses in 2014).

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Report on Review of Citycon Oyj’s Interim

Financial Information for the period

January 1–March 31 2015

TO THE BOARD OF DIRECTORS OF CITYCON OYJ

Introduction

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of March 31, 2015 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders’ equity, and condensed cash flow statement for the three-month period then ended, and explanatory notes prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of interim financial information in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not give a true and fair view of the financial position of the entity as at March 31, 2015, and of its financial performance and its cash flows for the three-month period then ended in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland.

April 29, 2015

ERNST & YOUNG OY

Authorized Public Accountants

Mikko Rytilahti, Authorized Public Accountant

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